Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At June 30, 2018

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At June 30, 2018
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 9

Condensed Consolidated Interim Statements of Cash Flows	10 – 11

Notes to the Condensed Consolidated Interim Financial Statements	12 – 24

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at June 30, 2018 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the six-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for these interim periods in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard 1, “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

August 13, 2018

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At June 30		At December 31
	2018	*2017	2017
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	485,213	407,057	508,181
Short-term deposits and restricted cash	753	–	752
Trade receivables	113,562	115,826	152,751
Other receivables and debit balances	25,772	26,443	39,210
Derivative instruments	4,693	6,191	5,099
Total current assets	629,993	555,517	705,993

Non‑Current Assets
Long-term deposits and restricted cash	272,864	173,986	264,564
Long-term loans and prepaid expenses	115,899	87,756	100,356
Derivative instruments	–	1,487	–
Deferred tax assets	1,280	2,065	751
Property, plant and equipment	2,263,417	2,023,283	2,184,405
Intangible assets	5,656	5,837	5,689
Total non‑current assets	2,659,116	2,294,414	2,555,765

Total current assets	3,289,109	2,849,931	3,261,758

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At June 30		At December 31
	2018	*2017	2017
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Current maturities of loans from banks and others	82,648	107,793	104,978
Trade payables	177,198	144,257	202,705
Other payables and credit balances, including derivative
instruments	27,779	43,794	35,343
Income taxes payable	3,860	796	1,640
Loans and capital notes issued to the former parent company	–	44,130	–
Total current liabilities	291,485	340,770	344,666

Non‑Current Liabilities
Loans from banks and financial institutions	1,771,002	1,708,534	1,744,739
Debentures	286,743	287,025	293,954
Capital notes and loans from related parties	1,111	10,099	1,803
Derivative instruments	–	2,452	–
Employee benefits	280	280	280
Liabilities for deferred taxes, net	213,491	170,215	191,777
Total non-current liabilities	2,272,627	2,178,605	2,232,553

Total liabilities	2,564,112	2,519,375	2,577,219

Equity
Share capital	1,319	**–	1,319
Premium on shares	361,005	–	361,005
Capital reserves	82,062	73,547	80,279
Retained earnings	202,824	179,140	157,697
Total equity attributable to the Company’s owners	647,210	252,687	600,300
Non‑controlling interests	77,787	77,869	84,239
Total equity	724,997	330,556	684,539

Total liabilities and equity	3,289,109	2,849,931	3,261,758

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.
**	Amount less than NIS 1 thousand.

_______________________________	________________________	_________________________
Yoav Doppelt Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: August 13, 2018

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Six Months Ended		Three Months Ended		Year Ended
	June 30		June 30		December 31
	2018	*2017	2018	*2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	650,801	648,308	301,077	299,967	1,315,679
Cost of sales (net of depreciation and
amortization)	446,253	479,183	226,629	241,223	958,968
Depreciation and amortization	52,950	58,841	26,673	28,820	112,210

Gross profit	151,598	110,284	47,775	29,924	244,501

Administrative and general expenses	24,079	15,750	12,340	8,577	39,576
Other income, net	2,082	389	2,107	487	1,252

Operating income	129,601	94,923	37,542	21,834	206,177

Financing expenses	52,939	86,468	35,983	61,263	124,751
Financing income	4,822	6,436	3,117	2,508	6,928
Financing expenses, net	48,117	80,032	32,866	58,755	117,823

Income (loss) before taxes on income	81,484	14,891	4,676	(36,921)	88,354

Taxes on income (tax benefit)	22,567	10,512	2,525	(2,237)	31,848

Income (loss) for the period	58,917	4,379	2,151	(34,684)	56,506

Income (loss) attributable to:
The Company’s owners	45,127	(3,084)	834	(33,423)	35,473
Non‑controlling interests	13,790	7,463	1,317	(1,261)	21,033
Income (loss) for the period	58,917	4,379	2,151	(34,684)	56,506

Income (loss) per share attributable to the Company’s owners

Basic income (loss) per share (in NIS)	0.34	**(0.03)	0.01	**(0.33)	0.32

Diluted income (loss) per share (in NIS)	0.34	**(0.03)	0.01	**(0.33)	0.31

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.
**	Restated to reflect the benefit component in issuance of shares to the Parent Company – see Note 21B to the annual financial statements.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Six Months Ended		Three Months Ended		Year Ended
	June 30		June 30		December 31
	2018	2017	2018	2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income (loss) for the period	58,917	4,379	2,151	(34,684)	56,506

Components of other comprehensive
income (loss) that after the initial
recognition in the statement of
comprehensive income were or will be
transferred to the statement of income

Effective portion of change in the fair value
of cash-flow hedges	1,660	(881)	(839)	7,597	5,894

Net change in fair value of derivatives used
for hedging cash flows recorded to the cost
of the hedged item	(306)	1,685	(186)	993	5,176

Taxes in respect of items of other
comprehensive income	(311)	(202)	236	(2,047)	(2,642)

Total other comprehensive income (loss)
for the period, net of tax	1,043	602	(789)	6,543	8,428

Total comprehensive income (loss) for the
period	59,960	4,981	1,362	(28,141)	64,934

Total comprehensive income (loss)
attributable to:
The Company’s owners	46,170	(2,482)	45	(26,880)	43,901
Holders of non‑controlling interests	13,790	7,463	1,317	(1,261)	21,033
Total comprehensive income (loss) for the
period	59,960	4,981	1,362	(28,141)	64,934

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of mergers			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Unaudited)

For the six‑month
period ended
June 30, 2018

Balance at
January 1, 2018	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539
Acquisition of non-
controlling interests	–	–	–	–	–	–	–	–	17	17
Share-based payment	–	–	–	–	–	740	–	740	–	740
Capital reserve in
respect of transactions
with holders of non-
controlling interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(21,000)	(21,000)
Other comprehensive
income for the period,
net of tax	–	–	–	1,043	–	–	–	1,043	–	1,043
Income for the period	–	–	–	–	–	–	45,127	45,127	13,790	58,917
Balance at
June 30, 2018	1,319	361,005	2,598	246	77,930	1,288	202,824	647,210	77,787	724,997

For the six‑month
period ended
June 30, 2017

Balance at
January 1, 2017	**–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711
Capital reserve for
transactions with the
former parent
company, net of tax	–	–	–	–	(96)	–	–	(96)	–	(96)
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,
Greenday and AGS	–	–	(191,844)	–	–	–	–	(191,844)	(196)	(192,040)
Other comprehensive
income for the period,
net of tax	–	–	–	602	–	–	–	602	–	602
Income (loss) for the
period	–	–	–	–	–	–	(3,084)	(3,084)	7,463	4,379
Balance at
June 30, 2017	**–	–	4,240	(8,623)	77,930	–	179,140	252,687	77,869	330,556

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.
**	Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of mergers			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Unaudited)

For the three‑month
period ended
June 30, 2018

Balance at
April 1, 2018	1,319	361,005	2,598	1,035	77,930	860	201,990	646,737	96,729	743,466
Share-based payment	–	–	–	–	–	428	–	428	–	428
Capital reserve in
respect of transactions
with holders of non-
controlling interests	–	–	–	–	–	–	–	–	741	741
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(21,000)	(21,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(789)	–	–	–	(789)	–	(789)
Income for the period	–	–	–	–	–	–	834	834	1,317	2,151
Balance at
June 30, 2018	1,319	361,005	2,598	246	77,930	1,288	202,824	647,210	77,787	724,997

For the three‑month
period ended
June 30, 2017

Balance at
April 1, 2017	**–	–	196,084	(15,166)	77,930	–	212,563	471,411	79,130	550,541
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,	–	–	(191,844)	–	–	–	–	(191,844)	–	(191,844)
Other comprehensive
income for the period,
net of tax	–	–	–	6,543	–	–	–	6,543	–	6,543
Loss for the period	–	–	–	–	–	–	(33,423)	(33,423)	(1,261)	(34,684)
Balance at
June 30, 2017	**–	–	4,240	(8,623)	77,930	–	179,140	252,687	77,869	330,556

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.
**	Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
					Capital reserve for transactions with the former parent company

			Capital reserve in respect of mergers			Capital reserve for share-based payments
		Premium on shares							Non- controlling interests
	Share capital			Hedging reserve			Retained earnings			Total equity
								Total
	In Thousands of New Israeli Shekels
	(Audited)

For the year ended
December 31, 2017

Balance at
January 1, 2017	*–	–	196,084	(9,225)	78,026	–	182,224	447,109	70,602	517,711
Capital reserve for
transactions with the
former parent
company, net of tax	–	–	–	–	(96)	–	–	(96)	–	(96)
Issuance of shares to
the parent company	1,000	–	–	–	–	–	–	1,000	–	1,000
Issuance of shares
(less issuance
expenses)	319	361,005	–	–	–	–	–	361,324	–	361,324
Share-based payment	–	–	–	–	–	548	–	548	–	548
Movement in capital
reserve in respect of
merger as part of
transfer of Hadera,
Greenday and AGS	–	–	(193,486)	–	–	–	–	(193,486)	(196)	(193,682)
Dividends to the
Company’s
shareholders	–	–	–	–	–	–	(60,000)	(60,000)	–	(60,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(7,200)	(7,200)
Other comprehensive
income for the year,
net of tax	–	–	–	8,428	–	–	–	8,428	–	8,428
Income for the year	–	–	–	–	–	–	35,473	35,473	21,033	56,506
Balance at
December 31, 2017	1,319	361,005	2,598	(797)	77,930	548	157,697	600,300	84,239	684,539

* Amount less than NIS 1 thousand.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Six Months Ended		Three Months Ended		Year Ended
	June 30		June 30		December 31
	2018	*2017	2018	*2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from operating activities
Income (loss) for the period	58,917	4,379	2,151	(34,684)	56,506

Adjustments:
Depreciation and amortization	55,724	61,743	27,957	31,546	168,209
Financing expenses, net	48,117	80,032	32,866	58,755	117,823
Taxes on income	22,567	10,512	2,525	(2,237)	31,848
Share-based payment transactions	740	–	428	–	548
Revaluation of derivatives	1,569	3,876	(306)	1,793	6,454
	187,634	160,542	65,621	55,173	381,388

Change in trade and other receivables	63,349	18,593	23,089	(2,184)	(27,046)
Change in trade and other payables	(18,271)	14,236	50,065	8,788	55,402
Change in provisions	–	(2,954)	–	(2,954)	–
	45,078	29,875	73,154	3,650	28,356

Net cash provided by operating activities	232,712	190,417	138,775	58,823	409,744

Cash flows from investing activities
Interest received	356	27	86	14	205
Short-term deposits and restricted cash, net	–	16,352	66	16,352	16,352
Withdrawals from long-term restricted cash	40,511	–	40,511	–	–
Deposit in long-term restricted cash	(44,479)	(103,748)	(39,303)	(24,745)	(195,372)
Long-term prepaid expenses and loans
granted	(23,155)	–	(15,279)	–	(16,470)
Acquisition of property, plant and
equipment	(103,466)	(135,016)	(50,053)	(77,026)	(368,628)
Acquisition of subsidiary, net of cash
acquired	(8,125)	–	–	–	–
Acquisition of intangible assets	(174)	(148)	(174)	(101)	(212)
Receipts (payments) in respect of
derivatives, net	69	(5,669)	(19)	(3,516)	(5,839)

Net cash used in investing activities	(138,463)	(228,202)	(64,165)	(89,022)	(569,964)

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Six Months Ended		Three Months Ended		Year Ended
	June 30		June 30		December 31
	2018	*2017	2018	*2017	2017
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(49,371)	(42,553)	(33,008)	(25,072)	(76,661)
Costs paid in advance in respect of taking
out of loans	(1,538)	(10,168)	(552)	(1,265)	(13,068)
Dividends paid	(21,000)	–	(21,000)	–	(67,200)
Receipt (repayment) of short-term loans from
the parent company and others	–	(39,325)	–	18,529	(58,352)
Proceeds from issuance of shares, net
of issuance expenses	–	–	–	–	361,703
Proceeds from issuance of debentures, net
of issuance expenses	–	315,878	–	315,878	315,818
Payment of early repayment commission	–	(22,950)	–	(22,950)	(22,950)
Receipt of long-term loans	22,000	415,000	–	160,000	494,000
Repayment of capital notes issued to the
former parent company	–	(10,350)	–	–	(64,068)
Repayment of loans from banks and others	(56,307)	(240,464)	(32,400)	(218,879)	(280,422)
Repayment of debentures	(11,200)	–	(11,200)	–	–

Net cash provided by (used in) financing
activities	(117,416)	365,068	(98,160)	226,241	588,800

Increase (decrease) in cash and cash	(23,167)	327,283	(23,550)	196,042	428,580
equivalents

Cash and cash equivalents at beginning of
the period	508,181	86,159	508,625	216,992	86,159

Impact of changes in the currency exchange
rate on the balances of cash and cash
equivalents	199	(6,385)	138	(5,977)	(6,558)

Cash and cash equivalents at end of
the period	485,213	407,057	485,213	407,057	508,181

*	Restated in order to reflect the transfer of AGS and Greenday from Asia Development to the Company – see Note 4.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 1 –	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address (since May 1, 2018) is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”). Up to February 15, 2018, the Company was controlled by I.C. Power Asia Development Ltd. (hereinafter – “Asia Development”), on which date Asia Development transferred its entire holdings in the Company to the Parent Company.

The Company is a public company the securities of which are listed for trading on thse Stock Exchange. The Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”), operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply of electricity to private customers and to Israel Electric Company (hereinafter – “IEC”).

The subsidiary, OPC Rotem Ltd. (hereinafter – “Rotem”), won a tender for construction of a private power plant located in the Rotem Plain having a capacity pursuant to the generation license of about 466 megawatts (MW) and signed an agreement for sale of the electricity (hereinafter – “the PPA”) with IEC. In addition, as a result of its win in the above‑mentioned tender, Rotem was issued a license to produce and sell electricity for a period of 30 years. On July 6, 2013, Rotem commenced commercial operation of the power plant.

The subsidiary, OPC Hadera Ltd. (hereinafter – “Hadera”), which was transferred to the Company by Asia Development in May 2017, as detailed in Note 4 below, is currently constructing a power plant that uses cogeneration technology (generation of electricity and steam). Hadera holds a conditional license for construction of a power plant adjacent to Hadera Paper Mills, having an installed capacity of up to 148.5 MW.

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from an “Essential Service Provider” that holds a generation license or a transmission and distribution license, is a producer of electricity and/or is a private electricity producer. Accordingly, the Electricity Authority supervises both IEC and private electricity producers.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November). For each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements for the year ended December 31, 2017 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on August 13, 2018.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 3.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 3 –	Significant Accounting Policies

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the policies applied in the Annual Financial Statements, except as detailed below.

B.	First-time application of new accounting standards, amendments and interpretations

Commencing from January 1, 2018, the Group applies the new accounting standards and amendments to standards described below:

(1)	IFRS 9 (2014), Financial Instruments

Commencing from the first quarter of 2018, the Group applies IFRS 9 (2014), Financial Instruments (in this section – “the Standard” or “IFRS 9”), which supersedes IAS 39, Financial Instruments: Recognition and Measurement (in this section – “IAS 39”). The Group has elected to apply the Standard as from January 1, 2018, without adjustment of the comparative figures. The first-time application of the Standard did not have a material effect on the financial statements as at January 1, 2018.

All the financial instruments that under IAS 39 had been allocated to the “loans and receivables” measurement group were reallocated under IFRS 9 to the “amortized cost” measurement group. The first-time application of IFRS 9 did not have a material effect on the opening balance of retained earnings and other the equity components.

Set forth below are the main changes in the accounting policies as a result of application of the Standard commencing from January 1, 2018:

Initial recognition and measurement

The Group initially recognizes trade receivables and debt instruments issued on the date they are created. All other financial assets and financial liabilities are recognized initially on the trade date on which the Group becomes a party to the contractual provisions of the instrument. Generally, a financial asset or financial liability is initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or the financial liability. A trade receivable without a significant financing component is initially measured at the transaction price. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date the classification was changed from a contract asset to receivables.

Financial assets – classification and subsequent measurement

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflect consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

(1)	IFRS 9 (2014), Financial Instruments (Cont.)

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive. Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired due to credit risk

At each reporting date, the Group assesses whether financial assets that are measured amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired due to credit risk when one or more of the events occur that adversely affect the future cash flows estimated for such financial asset.

Hedge accounting

As of December 31, 2017, the hedge relationships designated for hedge accounting under IAS 39 qualify for hedge accounting under IFRS 9, and are therefore considered continuing hedge relationships.

(2)	IFRS 15, Revenues from Contracts with Customers

Commencing from January 1, 2018, the Group is applying for the first time International Financial Reporting Standard No. 15 (in this section – “IFRS 15” or “the Standard”), which provides guidelines for recognition of revenue. The Group has elected to apply the Standard using the “catch‑up” approach, by means of adjusting the balance of the retained earnings as at January 1, 2018, and without restatement of the comparative figures. The first-time application of the Standard did not have a material effect on the financial statements as at January 1, 2018.

The Standard presents a new five‑step model for recognition of revenue from contracts with customers: (1) Identification of the contract with the customer; (2) Identification of separate performance obligations in the contract; (3) Determination of the transaction price; (4) Allocation of the transaction price to the separate performance obligations; (5) Recognition of revenue when the performance obligations are fulfilled.

Set forth below are the highlights of the new accounting policies in connection with recognition of revenue that were applied commencing from January 1, 2018 as a result of application of the Standard:

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments and interpretations (Cont.)

(2)	IFRS 15, Revenues from Contracts with Customers (Cont.)

Revenue

The Group recognizes revenue when the customer attains control of the promised goods or services. Revenue is measured based on the amount of the consideration to which the Group expects to be entitled in consideration for transfer of the goods and services promised to the customer, excluding amounts collected on behalf of third parties.

Determination of the contract price

The transaction price is the amount of the consideration to which the Group expects to be entitled in consideration for transfer of the goods and services promised to the customer, excluding amounts collected on behalf of third parties. When determining the transaction price, the Group considers the effects of all of the following: variable consideration, the existence of a significant financing component in the contract, non‑cash consideration and consideration payable to the customer.

(3)	Interpretation IFRIC 22, Foreign Currency Transactions and Advance Deposits in Foreign Currency

The Interpretation provides that the transaction date for purposes of determining the exchange rate to be used for recording a transaction in foreign currency that includes advance deposit is the date on which the Group initially recognizes a non‑monetary asset/liability in respect of the said advance deposit. Where there are multiple advance payments or receipts, the Group will determine the transaction date for each payment/receipt separately.

The Interpretation is being applied prospectively.

C.	Accounting standards not yet adopted

IFRS 16, Leases

IFRS 16 supersedes International Accounting Standard (IAS) No. 17 “Leases” and the related Interpretations. The provisions of the Standard cancel the existing requirement that lessees classify the lease as an operating or a financing lease. Instead, as for lessees, the new Standard presents a uniform model for the accounting treatment of all leases, pursuant to which the lessee is to recognize an asset and a liability in respect of the lease in its financial statements. The Standard also sets out new disclosure requirements that are more extensive than the presently existing requirements. The Standard is effective for annual periods commencing on January 1, 2019. Early adoption is permitted, provided that the Company also applies IFRS 15 “Revenue from Contracts with Customers”. The Group intends to adopt the Standard commencing from January 1, 2019, using the “catch‑up” approach, while adjusting the balance of retained earnings as at January 1, 2019.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 3 –	Significant Accounting Policies (Cont.)

C.	Accounting standards not yet adopted (Cont.)

The Group intends to elect to apply the transitional provision whereby on the application date it will recognize a lease liability based on the present value of the balance of the future lease payments, discounted based on the lessee’s incremental interest rate on that date, and a parallel “lease usage right” asset in the same amount, adjusted for the lease payments made in advance or accrued that were recognize as an asset or a liability prior to the initial application date. As a result, the Standard is not expected to have a material impact on the retained earnings on the application date.

Note 4 –	Business Combination under Common Control

In May 2017, the parent company executed a restructuring transaction, in accordance with Section 104 of the Income Tax Ordinance, whereby the Parent Company at that time, Asia Development (hereinafter in this Note – “the Parent Company”), transferred to the Company: (1) its entire holdings (100%) in Hadera, and (2) its entire holdings (100%) in O.P.C Operating Ltd. (the present operator of the Energy Center and upon completion of construction of the Hadera power plant will serve as the operating company for the Hadera power plant) (hereinafter – “Hadera Operating Company”), this being in consideration for issuance of 20 ordinary shares of NIS 0.01 par value each of the Company to the Parent Company. Concurrent with the aforementioned transfer, the Parent Company assigned to the Company capital notes in the amount of NIS 191,844 thousand, which were issued by Hadera to the Parent Company. Against the said assignment of the capital notes, a debt of the Company to the Parent Company was recorded in the same amount, which was offset against a loan that the Company had provided to the Parent Company.

In July 2017, the Parent Company made a structural change, pursuant to Section 104 of the Income Tax Ordinance, whereby the Parent Company transferred to the Company all of its holdings (80%) in AGS Rotem Ltd. (hereinafter – “AGS”), in exchange for issuance of one ordinary share of NIS 0.01 par value of the Company to the Parent Company. As part of the transfer of the Parent Company’s holdings in AGS to the Company, capital notes issued by AGS to the Parent Company were assigned in favor of the Company, the balance of which as at the date of the transfer of AGS was about NIS 8,385 thousand, this being against a debt of the Company to the Parent Company in the same amount, which was repaid during 2017.

In July 2017, the Parent Company sold to OPC Solar Ltd. its entire holdings (85.3%) in Greenday Renewable Energy Ltd. (hereinafter – “Greenday”), which was purchased by the Parent Company on January 12, 2017, for a consideration of NIS 288 thousand and assignment to the Company of Greenday’s debt to the Parent Company, the balance of which as of June 30, 2017, was NIS 2,618 thousand, such that Greenday will be indebted to the Company and the Company will be indebted to the Parent Company. The said debt to the Parent Company was paid during 2017.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 4 –	Business Combination under Common Control (Cont.)

The transfers of Hadera, Hadera Operating Company, AGS and Greenday to the Company were accounted for as business combinations under common control, in accordance with the “as pooling” method, as if the acquisitions had been executed on the date that control was initially achieved by the Parent Company. For this purpose, the comparative data was restated. The acquired assets and liabilities are presented at their values as previously presented in the consolidated financial statements of the Parent Company on the date of transfer of the shares of Hadera, Hadera Operating Company, AGS and Greenday. The Company’s equity components were restated from the date that control was initially achieved by the Parent Company, such that the equity components of Hadera, Hadera Operating Company, AGS and Greenday were added to the Company’s existing equity components. The amounts of the acquired assets and liabilities on the date that control was achieved were recognized directly in equity. The difference between the consideration transferred, including the par value of the transferred shares, and the net cost of the net assets and liabilities, as well as the aforementioned effects stemming from the restructuring, were recorded in the “capital reserve in respect of mergers”.

Presentation of the financial statements in accordance with the “as pooling” method mainly impacted the balance of the property, plant and equipment and the balance of the capital notes issued to the former parent company, each of which increased by about NIS 11 million.

Note 5 –	Financial Instruments

The carrying amounts in the books of certain financial assets and liabilities, including cash and cash equivalents, restricted cash, trade receivables, other receivables, derivatives, trade payables and other payables are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At June 30, 2018
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,836,488	2,090,310
Debentures	304,798	326,216

	At June 30, 2017
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,816,327	2,137,682
Debentures	315,931	330,282

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 5 –	Financial Instruments (Cont.)

	At December 31, 2017
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and financial institutions	1,827,753	2,221,979
Debentures	315,918	365,728

* Includes current maturities.

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks. Derivatives are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivatives is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

June 30, 2018	107.4	3.65	4.255
June 30, 2017	106.9	3.496	3.986
December 31, 2017	106.4	3.467	4.153

Change during the six months ended:
June 30, 2018	0.9%	5.3%	2.5%
June 30, 2017	0.7%	(9.1%)	(1.4%)

Change during the three months ended:
June 30, 2018	1.2%	3.9%	(1.7%)
June 30, 2017	0.9%	(3.8%)	2.7%

Change during the year ended:
December 31, 2017	0.3%	(9.8%)	2.7%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 6 –	Acquisition of Tzomet

Tzomet Energy Ltd. (hereinafter – “Tzomet”) is advancing a project for construction of a power plant running on natural gas, using open‑cycle conventional technology and having an output of about 396 megawatts, which is located proximate to the Plugot Intersection.

Pursuant to that stated in Note 27(M) to the Annual Financial Statements, on February 26, 2018, the Company’s Board of Directors approved completion of the Tzomet transaction, along with waiver of the precondition for receipt of a new license by Tzomet. Accordingly, on March 7, 2018 the transaction was completed and the control of Tzomet was transferred to the Company (hereinafter – “the Transaction Completion Date”). Furthermore, the Board of Directors approved an update of the milestones with respect to the fixed payment dates provided in the original agreements, in such a manner that does not change the total amount of the consideration compared with the original milestones. As a result, on the Transaction Completion Date the Company paid the amount of U.S.$3,650 thousand (U.S.$3,550 thousand in respect of repayment of a shareholders’ loan in Tzomet and U.S.$100 thousand for acquisition of the shares of Tzomet) in respect of fulfillment of the first milestone. Following receipt in March 2018 of the decision in the administrative petition rejecting the petition, the Company paid an additional U.S.$3,650 thousand, in respect of fulfillment of the second milestone. The remaining consideration, in the amount of about U.S.$15,800 thousand, is to be paid on the date of the financial closing of the Tzomet transaction.

In June 2016, Tzomet submitted an application to IEC relating to a feasibility study for connection of the facility to the national electricity network (hereinafter – “the Preliminary Study”). In August 2017, the results of the Preliminary Study conducted by IEC’s System Administrator were received. According to the results of the Preliminary Study, there is no certainty with respect to the timetables that will enable connection of the plant to the national electricity network. Tzomet filed an appeal of the results of the Preliminary Study with the Electricity Authority. In May 2018, the Electricity Authority issued its decision whereby no fault was found with the results of the Preliminary Study conducted by the System Administrator and, therefore, there are no grounds to contest it. The Company believes it will be able to continue to take action in order to obtain a positive preliminary study for connection to the national transmission network. Accordingly, in June 2018, the Company submitted a request for a preliminary study. The results of the said preliminary study have not yet been received.

In addition, further to that stated in the annual financial statements, in May 2018, the City of Kiryat Gat filed an appeal with the Supreme Court of the decision on the administrative petition issued by the District Court for Administrative Matters in Be’er Sheva to reject the administrative petition filed regarding the leniency allowed with respect to National Infrastructures Plan (NIP) 55. A decision in the appeal has not yet been issued, except for determination of dates for submission of summaries on behalf of the parties and a date for hearing the appeal, which was set for November 2018. At this stage, prior to hearing of the appeal’s substantive claims, the Company and its legal advisors are unable to estimate the chances that the claim will ultimately be accepted but, nevertheless, they believe that the appeal is more likely to be rejected than accepted and, accordingly, no provision has been included in the financial statements in respect thereof.

Note 7 –	Additional Information

A.
Further to that stated in Note 27(G) to the Annual Financial Statements, in January 2018, the Electricity Authority published a resolution, regarding tariff updates for 2018, wherein the generation component was raised by 6.7% – from NIS 264 per MWh to NIS 281.6 per MWh.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 7 –	Additional Information (Cont.)

B.
Further to the stated in Note 27(G) to the Annual Financial Statements, in February 2018, Tamar Partners filed a detailed statement of claim wherein they repeat the contentions that are described in the Note and also raised an alternative argument, pursuant to which NIS 361.5 per MWh should be declared as the relevant tariff for the period in dispute (constituting the average of the four tariffs published by the Electricity Authority in 2013). On June 8, 2018, Rotem filed a detailed statement of defense wherein it rejected the contentions. Rotem believes that it is more likely than not that its position will be accepted. Accordingly, no provision was included in the financial statements in respect of said claim.

C.
On January 10, 2018, a request was filed with the District Court in Tel‑Aviv–Jaffa for certification of a derivative claim (hereinafter in this Section – “the Request”) by a shareholder in Oil Refineries Ltd. (hereinafter – “ORL”) against former and current directors of ORL, Israel Chemicals Ltd., Israel Corporation Ltd., Mr. Idan Ofer, Mr. Ehud Angel, and against the Company, Rotem and Hadera (hereinafter – “the OPC Group”). The subject matter of the Request involves gas purchase transactions of ORL, Israel Chemicals Ltd. and the OPC Group (hereinafter – “the Companies”), including the inter‑company aspects thereof, including: (1) a transaction of the Companies for purchase of natural gas from Tamar Partners (for additional information see Note 27(G) to the Annual Financial Statements); and (2) transactions of the Companies for purchase of natural gas from Energean (for additional information see Note 27(G) to the Annual Financial Statements). Regarding a transaction with Energean, in brief, the plaintiff claims that, in addition to the transaction of the Companies with Energean, a transaction is required among the Companies themselves for allocation of the economic benefits achieved in the joint negotiations in a manner that properly reflects the purchasing power and the negotiating strength of each of them. The plaintiff argues that the alleged absence of such an inter‑company transaction (or the alleged absence of a proper proceeding for allocation of the benefit) adversely impacts ORL (is not at arm’s length regarding the inter‑company aspect), and ORL does not receive its share of the economic benefit in light of its significant purchasing power and its contribution to the negotiations with Energean (among other things, in light of the fact that the transaction was executed at similar prices to the Group Companies). The principal remedies sought by the plaintiff in the Request with respect to the Energean transaction are several declaratory and monetary measures, including, among other things, implementation of an inter-company proceeding.

Regarding the Tamar transaction, the plaintiff argues that engagement in the Tamar transaction was not properly approved by ORL and raises other allegations in relation to this transaction, including whether the transaction is beneficial to ORL and at arm’s length; in relation to the Tamar transaction, declaratory remedies and compensation remedies are sought and/or refunding of the benefit amounts allegedly received by the Company and the other parties to the transaction at the expense of ORL, with the addition of the claimed coefficient.

Subsequent to the date of the report, in August 2018, OPC Group submitted its response to the Request. OPC Group rejected the contentions appearing in the Request and requested summary dismissal of the Request.

In the Company’s estimation, based on its legal advisors, it is more reasonable than not that the Request will not be accepted by the Court and, accordingly, no provision was included in the Company’s financial statements in respect of the Request.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 7 –	Additional Information (Cont.)

D.
Further to the stated in Note 16(C)(4) of the Annual Financial Statements, in January 2018 Hadera made an additional withdrawal of NIS 22 million from the Senior Facility Agreement. The interest rate on the withdrawal was 3.11% for the CPI-linked portion and 4.67% for the portion not linked to the CPI.

E.
Further to the stated in Note 27(E) to the Annual Financial Statements, in March 2018 the Company assumed the corporate guarantees that had been provided in the past by Asia Development, in the aggregate amount of about U.S.$32 million.

F.
Further to the stated in Note 25(D) to the Annual Financial Statements, in February 2018, the amounts of the guarantees to IEC were updated to NIS 93 million (linked to the CPI). In May 2018, the pledged deposits in respect of the guarantees to IEC were updated to NIS 38 million.

G.
In January 2018, the Rating Board of Midroog Ltd. (hereinafter – “Midroog”) reapproved the rating of Hadera’s senior debt at A3 with a stable outlook for the construction and operation period and at A2 with a stable outlook for the operation period only. In February 2018, Midroog updated the long-term rating of Rotem to Aa3 with a positive outlook and also updated the rating of Rotem’s senior debt from Aa3 with a stable outlook to a positive outlook.

H.
Further to the stated in Note 27(G) to the Annual Financial Statements, as at the approval date of the financial statements, all the preconditions were fulfilled with reference to Rotem and Hadera (receipt of approval of the General Meeting of the Company’s shareholders and receipt of approval of the consortium of financiers), and the precondition was also fulfilled regarding approval of the Restrictive Business Practices (Antitrust) Authority. On the other hand, the precondition stipulated in the Energean agreements had not yet been fulfilled with respect to the financial closing of Energean (hereinafter – “the Precondition”). Should the Precondition not be fulfilled by December 31, 2018, each of the parties will be permitted to bring the agreement to an end by means of an agreed advance notice, provided that the Precondition is not fulfilled during the said early notification period.

I.
Further to the stated in Note 27(J) of the Annual Financial Statements, in April 2018, Hadera and ORL agreed with respect to early termination of the agreement for sale of gas immediately, such that it will terminate on April 30, 2018.

J.	In May 2018, Rotem entered into a binding agreement with IEC for the sale of gas quantities. Sale of the gas will be made during the course of the period, in September up to November 2018.

K.
In April 2018, Hadera entered into an agreement with IEC for sale of surplus gas quantities supplied to it under the agreement with Tamar Partners (as described in Note 27(G) to the Annual Financial Statements) for the period from May 1, 2018 to October 31, 2018. Either of the parties may terminate the agreement at an earlier date by means of an advance notice of 30 days, but not before July 1, 2018.

L.	In April 2018, Rotem declared and distributed a dividend in the amount of NIS 105 million to its shareholders (the portion attributed to non-controlling interests amounted to NIS 21 million).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 7 –	Additional Information (Cont.)

M.
Further to that stated in Note 19(C) to the Annual Financial Statements, in May 2018, the employee stock option plan was updated in a manner that included three revisions: (1) addition of the possibility of issuing Restricted Share Units (RSUs); (2) addition of 797,168 to the number of options and/or RSUs that may be issued under the plan; and (3) revision of the adjustment mechanism in a case of change of control.

Each RSU unit will entitle its holder to receive from the Company, by way of allotment and for no consideration, one ordinary share of NIS 0.01 par value of the Company. The RSUs will not convey to the holders thereof any right conveyed to shareholders, prior to their exercise for shares of the Company, including a right to vote, except for the right to receive an amount equivalent to a dividend in a case where the Company decides to distribute a dividend.

In June 2018, the Company’s Board of Directors approved a private issuance to eight managers and officers in the Group, in an aggregate quantity of 1,165,625 options exercisable for 1,165,625 ordinary shares of NIS 0.01 par value of the Company and 248,685 RSUs (hereinafter – “the Offered Securities”). The Offered Securities will be issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance [New Version], 1961, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

First tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
Second tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
Third tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
Fourth tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each option is NIS 18.41 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 3.84 per option. The calculation is based on a standard deviation of 20.93%–21.41%, a risk‑free interest rate of 0.88% to 1.43% and an expected life of 4 to 6 years. The fair value of the RSU Units was estimated based on the price of a Company share on June 20, 2018, which was NIS 18.52.

The cost of the benefit embedded in the Offered Securities, as stated, which is based on the fair value proximate to the date of their grant, amounted to about NIS 8,955 thousand. This amount will be recorded to the statement of income over the vesting period of each tranche.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At June 30, 2018

Note 7 –	Additional Information (Cont.)

N.
Further to the stated in Note 17 of the Annual Financial Statements, in June 2018, the trust certificate of the debentures (Series A) was amended (hereinafter – “the Amendment”), with respect to, among other things, definition of the term “the Company’s cash flows”, such that the reference to “cash flows used in investing activities” will be eliminated. Furthermore, pursuant to the said amendment, the Company provided a debt service reserve, in the scope of 18 months’ payments of principal and interest, and it committed to comply with financial covenants and restrictions regarding distributions such that the “historical debt coverage ratio” will not fall below 1.2, and for purposes of a distribution, as defined in the trust certificate, the “historical debt coverage ratio” will not be lower than 1.4.

Note 8 –	Events Occurring Subsequent to the Date of the Statement of Financial Position

A.
In July 2018, an issuer’s rating of A- with a stable outlook for the Company and a rating of A- for the Company’s debentures (Series A) were reconfirmed by Maalot. In addition, in August 2018, a rating of A3 with a stable rating outlook for the Company’s debentures (Series A) was reconfirmed by Midroog.

B.
In July 2018, Hadera made an additional withdrawal from the Senior Facility Agreement, in the amount of NIS 20 million. The interest rate on the amount withdrawn is 3.36% on the part linked to the CPI and 4.97% on the unlinked part.

C.
Further to the stated in Note 27Q of the Annual Financial Statements, in June 2018, Rotem filed its response to the request for certification of a derivative claim (hereinafter in this Note – “the Request”). In Rotem’s estimation, based on its legal advisors, it is more likely than not that the Request will not be accepted by the Court and, accordingly, no provision has been recorded in the financial statements in respect of the Request.